Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES FISCAL YEAR 2011 AND FOURTH QUARTER RESULTS

Calgary, Alberta, June 2, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the year and for the three months ended March 31, 2011.

Conversion to US GAAP

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP).  All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.  Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Overview of the Year Ended March 31, 2011

•	Consolidated revenues for the year ended March 31, 2011 increased $99.1 million, compared to the same period last year.

•
NAEP was awarded two new, long-term recurring services contracts with major oil sands customers, being a four-year master services agreement with Syncrude Canada Ltd. (Syncrude) for mining services, reclamation and general construction services and a three-year contract with Shell Canada Energy (Shell) to remove muskeg at its Jackpine mine.

•	The Piling segment achieved significant revenue and profit increases on improving commercial and industrial construction market demand.

•
On November 1, 2010, NAEP acquired the assets of Cyntech Corporation (Cyntech), a Calgary-based designer and manufacturer of screw piles and pipeline anchoring systems, as well as a provider of recurring tank maintenance services to the petro-chemical industry.

•
The Company recorded a revenue writedown of $42.5 million, related to the long-term overburden removal contract with Canadian Natural Resources Ltd. (Canadian Natural), described in further detail below.

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Consolidated Financial Highlights

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands,
except per share amounts)	2011	2010	2011	2010
Revenue	$858,048	$758,965	$174,510	$220,569
Gross profit	$58,136	$139,285	$(17,388)	$32,723
Gross profit margin	6.8%	18.4%	-10.0%	14.8%
General and administrative expenses	$59,932	$62,530	$14,435	$19,104
Operating (loss) income	$(10,829)	$73,474	$(35,452)	$13,127
Operating margin	-1.3%	9.7%	-20.3%	6.0%
Net (loss) income	$(34,650)	$28,219	$(30,452)	$(943)
Per share information
Net (loss) income - basic	$(0.96)	$0.78	$(0.84)	$(0.03)
Net (loss) income - diluted	$(0.96)	$0.77	$(0.84)	$(0.03)
Consolidated EBITDA(1)	$84,101	$121,644	$24,004	$26,428
Capital spending	$36,957	$58,505	$5,503	$7,312
Cash and cash equivalents	$722	$103,005	$722	$103,005

(1)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures” and “Consolidated EBITDA” at the end of this release.

“Activity levels in all three of our business segments increased in fiscal 2011 as economic conditions improved and investment in the oil sands ramped up,” said Rod Ruston, NAEP’s President and CEO.  “Our recurring revenue opportunities were enhanced with the signing of new, long-term contracts with both Syncrude and Shell, thus increasing our business with each of these customers and we have the opportunity for further growth with the expected execution of a new five-year contract with Suncor in the near future.  In addition, we have been tendering on a growing number of oil sands, construction, piling and pipeline projects and we believe we are well positioned to compete successfully for a significant portion of this work.  Our business outlook going forward is positive.”

Financial results for the year and three months ended March 31, 2011 do not fully reflect the underlying improvement in NAEP’s business environment, primarily due to the above-mentioned revenue writedown relating to the long-term overburden removal contract with Canadian Natural at its Horizon Oil Sands project.  The $42.5 million writedown reduced unbilled revenue by the same amount and lowered net income by $31.8 million for the year.  NAEP has formed a joint working group with Canadian Natural to assess the appropriateness of the indices as they relate to the Fort McMurray

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market.  This working group is expected to report back such that any agreed adjustments to the indices can be made by August 31, 2011.1

Despite the negative financial impact of the revenue writedown, consolidated revenue for the year ended March 31, 2011 increased 13.1% to $858.0 million from $759.0 million last year.  This revenue growth reflects increased mining services and project development activity with a number of major oil sands mining customers and a significant increase in piling activity as conditions in the commercial and industrial construction markets strengthened.  Pipeline segment activity was also higher year-over-year primarily as a result of two projects in northern British Columbia.  For the three months ended March 31, 2011, consolidated revenue declined to $174.5 million, from $220.6 million last year, primarily reflecting the negative impact of the revenue writedown, as well as a slight decline in activity in the Heavy Construction and Mining and Pipeline segments.

Gross profit for both the 12-month and three-month periods was significantly below expectations due to the impact of the $42.5 million revenue writedown.  Excluding the effect of the revenue writedown, gross profit for the year ended March 31, 2011 would have been $100.7 million or 11.2% of revenue, compared to $139.3 million or 18.4% of revenue last year.  This change reflects increased volumes of lower-margin overburden removal work in the overall project mix, losses incurred on two Pipeline projects and the impact of competitive pricing pressure in contracts secured during the economic downturn.  For the three months ended March 31, 2011, gross profit, excluding the effect of the writedown, would have been $25.1 million or 11.6% of revenue, compared to $32.7 million or 14.8% during the same period last year.  The weaker margins in the most recent period reflect a loss on one lump-sum Pipeline project and lower margins in the Piling segment, due to project losses and start-up delays.

For the 12 months ended March 31, 2011, the Company recorded a net loss of $34.7 million, compared to net income of $28.2 million last year.  Excluding the impact of the revenue writedown, net loss would have been $2.9 million for the year.  For the three months ended March 31, 2011, net income, excluding the impact of the revenue writedown, would have been $1.3 million, compared to a net loss of $0.9 million during the same period last year.  The Company’s cash balance as at March 31, 2011 was $102.3 million lower than at March 31, 2010, reflecting completion of two strategic initiatives earlier in the year.  The first initiative was the refinancing of the Company’s senior notes in April 2010, which reduced its cost of debt and total debt outstanding.  The second initiative was NAEP’s entry into the screw piling market with the acquisition of the assets

1   For a discussion of the revenue writedown see the Company’s press release dated May 18, 2011 and Management Discussion & Analysis for the twelve months ended March 31, 2011.

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of Cyntech in November 2010.  The remainder of cash drawdown is primarily due to higher working capital requirements related to the Canadian Natural contract and delays in close-out billings on our current-year Pipeline contracts.

Subsequent Events

Work Suspension at Canadian Natural’s Horizon Project

On May 18, 2011, NAEP was notified by its customer, Canadian Natural, to suspend overburden removal activities at the Horizon Oil Sands project until January 2, 2012.  During this period Canadian Natural will undertake repairs to its primary upgrading facility, which was damaged in a fire in January 2011.

Although Canadian Natural is required to cover fixed costs on contract-related equipment left idle by this suspension, NAEP will seek to minimize costs for Canadian Natural and at the same time, assist other customers by redeploying resources to other projects in the region.

“Given our recent contract wins at Shell and, Syncrude, as well as the anticipated award of a new five-year contract with Suncor, the availability of this equipment in the short term could provide a valuable and timely addition to our general contract fleet,” said Mr. Ruston.  “Furthermore, the work suspension at Canadian Natural removes the only low-margin, recurring services activity in our project mix.  Our cash flow and margins are expected to improve if we can increase service levels for other customers.”

Bank Covenant Amendment

On May 20, 2011, the Company’s lender syndicate approved an amendment to NAEP’s fourth amended and restated credit agreement (the “Credit Agreement”).  Under the amendment, the lenders will exclude the $42.5 million revenue writedown when determining Consolidated EBITDA-related covenant compliance for the year ended March 31, 2011 and any future periods.  The amendment enables NAEP to remain in compliance with its bank covenants while it conducts change order negotiations with Canadian Natural.

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Segment Results

Heavy Construction and Mining

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$667,037	$665,514	$146,475	$196,002
Segment profit (loss)	50,703	111,016	(14,071)	29,286
Segment margin	7.6%	16.7%	-9.6%	14.9%

For the year ended March 31, 2011, the Heavy Construction & Mining segment reported revenues of $667.0 million, up $1.5 million from the prior year.  Revenue gains associated with increased activity at Syncrude, Suncor and Canadian Natural were largely offset by the $42.5 million revenue writedown related to the Canadian Natural contract.  Recurring services revenues were also impacted by reduced activity at Shell’s sites during the commissioning of the Jackpine mine.

For the three months ended March 31, 2011, revenue from the Heavy Construction and Mining segment decreased by $49.5 million, primarily due to the $42.5 million revenue writedown.  Recurring services revenues also decreased as a result of lower activity levels at Shell’s sites, partially offset by increased volumes of work with Suncor and Syncrude.  The higher volumes with Syncrude reflect increased activity levels under the new four-year master services agreement, while increased activity with Suncor reflects increased demand for mine support services.

For the year ended March 31, 2011, Heavy Construction and Mining segment margin was 7.6% of revenue, compared to 16.7% last year.  The reduction in segment margin reflects the negative impact of the revenue writedown, increased volumes of lower-margin overburden removal activity in the project mix, competitive pressures in the market and the expanded use of higher-cost rental equipment to support increased project development activity.

For the three months ended March 31, 2011, Heavy Construction and Mining reported a negative segment margin of 9.6%, compared to a segment profit margin of 14.9% during the same period last year, mainly due to the revenue writedown.

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Piling

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$105,559	$68,531	$22,256	$18,263
Segment profit	18,455	11,288	1,955	2,149
Segment margin	17.5%	16.5%	8.8%	11.8%

For the year ended March 31, 2011, Piling segment revenues of $105.6 million were up $37.0 million compared to the prior year.   This improvement reflects the resurgence of activity in the commercial and industrial construction markets and an increase in project development activity on oil sands projects.  Revenue results for the current fiscal year also include a $7.3 million contribution from Cyntech, which was acquired by NAEP in November 2010.  For the three months ended March 31, 2011, Piling segment revenues increased to $22.3 million, up $4.0 million compared to last year reflecting the Cyntech asset acquisition and continued improvement in market conditions.

For the year ended March 31, 2011, Piling profit margin increased to 17.5% of revenue from 16.5% of revenue last year.  The increase in profit margin reflects the benefits of improved conditions in the commercial and industrial construction markets, which offset the negative profit impact of adverse weather conditions that delayed project start-ups earlier in the current fiscal year.

For the three months ended March 31, 2011, Piling margins decreased to 8.8% from 11.8% in the same period last year.  Project start-up delays resulting from an abnormally long and cold winter in the Prairie provinces and a margin reduction on a larger lump-sum contract were key contributors to this decline.  Profit margins for the prior-year period also benefited from the processing of change orders related to large projects completed in the period.

Pipeline

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2011	2010	2011	2010
Segment revenue	$85,452	$24,920	$5,779	$6,304
Segment loss	(3,034)	(3,851)	(1,549)	(5,152)
Segment margin	-3.6%	-15.5%	-26.8%	-81.7%

For the year ended March 31, 2011, the Pipeline segment reported revenues of $85.5 million, a $60.5 million increase over a year ago.  The increased segment revenues primarily reflect the execution of two large-diameter pipeline projects in northern BC,

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both of which were substantially completed in the three months ended December 31, 2010.  Complementing these projects was an increase in tailings-related pipeline projects in the oil sands.  For the three months ended March 31, 2011, Pipeline segment revenues were $5.8 million, compared to $6.3 million last year.

For the year ended March 31, 2011, the Pipeline segment recorded a loss of $3.0 million, reflecting reduced productivity as a result of unanticipated weather and ground conditions.  Segment loss for the prior year was $3.9 million due to production impacts related to unfavourable weather, changes in construction methodology due to unfavourable environmental conditions, as well as a higher percentage of rented versus owned equipment.  In accordance with the terms of the contract, NAEP is currently working on a number of change order requests related to the weather and environmental impacts and to the significant changes to project scope.  For the three months ended March 31, 2011, the Pipeline segment incurred a loss of $1.5 million, reflecting projected increases in summer clean-up costs for the two completed pipeline projects.

Outlook

While the Company may experience some near-term impact to revenue as a result of the seven-month work suspension on the overburden removal contract with Canadian Natural, the anticipated redeployment of resources to higher-margin projects could help to offset some of this revenue reduction, while also having a positive impact on margins and cash flow.

NAEP also anticipates some negative impact to first quarter results due to the recent wild fires near Fort McMurray, which have impacted the Company’s ability to work at several customer sites during the past two weeks.  However, the Company’s outlook for fiscal 2012 continues to improve overall as a result of strengthening general economic conditions, recently awarded and anticipated long-term contracts with Shell, Syncrude and Suncor, as well as increasing investment in the oil sands.

Suncor and Total have formed a strategic alliance to develop the Fort Hills mine, Voyageur upgrader and Joslyn mine.  Exxon continues with construction of its Kearl project and Syncrude is planning a number of major mining projects, including the relocation of four mine trains.  The resurgence of project development activity is resulting in growing demand for the industrial construction, site preparation and piling services NAEP provides.  Oil sands operators are also increasing spending on tailings and reclamation projects in response to new environmental regulations.  This, in turn, is creating opportunities for NAEP’s new Tailings and Environmental Construction division to support the construction and operation of the new reclamation processes.

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With respect to the Piling segment, activity levels are expected to increase in fiscal 2012 as a result of the growing project development activity in the oil sands and an upsurge in commercial construction opportunities in Toronto and Calgary.  Given the shorter-term, project-specific nature of piling contracts, margins are expected to recover more quickly for this division than for other parts of the business.  NAEP is anticipating a strong year for this segment in fiscal 2012.

In Pipeline, the Company is seeing improving margins and a reduction in the risk profile expected to be borne by the contractor.

“Overall, our long-term outlook for the business remains positive,” said Mr. Ruston. “With our new long-term contracts in place, we are well positioned to capitalize on the many attractive opportunities we see developing in our core markets.”

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the fourth-quarter and full fiscal-year financial results tomorrow, Friday, June 3, 2011 at 9:00 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through July 4, 2011 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-678-7415 (Account: 286 Conference ID: 373650).

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Non-GAAP Financial Measures

This release contains non-GAAP financial measures.  These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this release is Consolidated EBITDA (as defined within the Credit Agreement).  The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with US GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA

Consolidated EBITDA is a measure defined by the Company’s Credit Agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment the impairment of goodwill, the amendment related to the Canadian Natural overburden removal contract and certain other non-cash items included in the calculation of net income.  The Credit Agreement requires the Company to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA.  Non-compliance with these financial covenants could result in the Company being required to immediately repay all amounts outstanding under its credit facility.  Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity.  Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

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•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

A reconciliation of net (loss) income to Consolidated EBITDA is as follows:

	Year Ended March 31,		Three Months Ended March 31,
(dollars in thousands)	2011	2010	2011	2010
Net (loss) income	$(34,650)	$28,219	$(30,452)	$(943)
Adjustments:
Interest expense	29,991	26,080	7,361	6,355
Income taxes (benefit)	(6,448)	13,679	(10,305)	3,278
Depreciation	39,440	42,636	12,682	11,943
Amortization of intangible assets	3,540	1,719	1,288	281
Unrealized foreign exchange gain on senior notes	-	(48,920)	-	(6,200)
Realized and unrealized (gain) loss on derivative financial instruments	(2,305)	54,411	(1,965)	11,226
Loss on disposal of property, plant and equipment and assets held for sale	2,773	1,606	497	189
Stock-based compensation expense	2,191	2,258	529	277
Equity in loss (earnings) of unconsolidated joint venture	2,720	(44)	1,844	22
Loss on debt extinguishment	4,324	-	-	-
Revenue writedown on Canadian Natural project	42,525	-	42,525	-
Consolidated EBITDA	$84,101	$121,644	$24,004	$26,428

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release.  Forward-looking information is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.

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Examples of such forward-looking information in this release include but are not limited to, the following: that the joint working group formed with Canadian Natural will report recommendations for changes to the contract indices such that any agreed upon adjustments can be made by August 31, 2011;  that the availability of Canadian Natural overburden contract-related equipment will provide a valuable and timely addition to NAEP’s general fleet; that the Company may experience some near-term impact to revenue as a result of the recently announced work suspension on the long-term overburden removal contract with Canadian Natural; that NAEP will seek to minimize costs for Canadian Natural and assist other customers by redeploying resources to other projects in the region;  that this redeployment of resources to partially offset the expected decline in revenues from Canadian Natural; that NAEP’s cash flows and margins will improve as service levels for customers increase; [that the new five-year contract with Suncor will generate a significant volume of work despite the lack of specified volumes in the contract;] that the work suspension at Canadian Natural will reduce recurring services revenues over the next nine months;  that demand for recurring services will grow at other sites and further expand as Exxon’s Kearl mine begins production in 2012; that activity levels in the Piling segment will increase in fiscal 2012 as a result of the growing project development activity in the oil sands and an upsurge in commercial construction opportunities in markets like Toronto and Calgary; that Piling margins will recover more quickly than in other parts of the business; and that fiscal 2012 will be a strong year for the Piling segment.

There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above are discussed in NAEP’s Management Discussion & Analysis for the three months and year ended March 31, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about NAEP, you should read the disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

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About the Company

North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
Phone: (780) 969-5528
Fax: (780) 969-5599
Email: krowand@nacg.ca